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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 8)(1)


                            PRICE LEGACY CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             741444202 AND 741444103
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                                 (CUSIP Numbers)


                                  GARY B. SABIN
                             CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 18, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

                       (Continued on the following pages)


                                Page 1 of 8 Pages

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
      CUSIP Nos. 741444202 and 741444103                            PAGE 2 OF 8
-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         EXCEL LEGACY CORPORATION, IRS ID #33-0781747
-------- ----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)/ /
                                                                         (b)/ /
-------- ----------------------------------------------------------------------
3        SEC USE ONLY
-------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*
          OO
-------- ----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     / /
-------- ----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
------------------------ ------ -----------------------------------------------
NUMBER OF                7      SOLE VOTING POWER
SHARES
BENEFICIALY                     0
OWED BY EACH
REPORTING
PERSON WITH
                         ------ -----------------------------------------------
                         8       SHARED VOTING POWER

                                 0

                         ------ -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0

                         ------ -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   / /
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                     PAGE 3 OF 8


                  This Amendment No. 8 to Schedule 13D relating to Price Legacy Corporation, a Maryland corporation formerly known as Price Enterprises, Inc. ("Price Legacy" or "Enterprises"), is being filed on behalf of Excel Legacy Corporation, a Delaware corporation ("Legacy"), to amend the Schedule 13D filed with the SEC on May 21, 1999, as amended by Amendment No. 1 thereto filed with the SEC on June 11, 1999, Amendment No. 2 thereto (and Schedule 14D-1) filed with the SEC on October 6, 1999, Amendment No. 3 thereto (and Amendment No. 1 to
Schedule 14D-1) filed with the SEC on October 25, 1999, Amendment No. 4 thereto (and Amendment No. 2 to Schedule 14D-1) filed with the SEC on November 5, 1999, Amendment No. 5 thereto filed with the SEC on April 28, 2000, Amendment No. 6 thereto filed with the SEC on November 13, 2000 and Amendment No. 7 thereto filed with the SEC on March 23, 2001.

ITEM 1.           SECURITY AND ISSUER.

                  Item 1 is hereby amended and restated as follows:

                  This statement relates to the shares of Price Legacy's common stock, par value $.0001 per share (the "Price Legacy Common Stock"). The principal executive offices of Price Legacy are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated as follows:

                  This statement is being filed on behalf of Legacy. Legacy's principal business is the acquisition, development and management of real property and real estate-related operating companies. The address of the principal office and principal business of Legacy is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                  Set forth on Schedule I hereto is the name and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legacy's directors and executive officers, as of the date hereof.

                  During the last five years, neither Legacy nor, to Legacy's knowledge, any person named in Schedule I hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended to include the following information:

                  (a)-(b) On September 18, 2001, Legacy and Enterprises completed the Merger. Upon completion of the Merger, Legacy became a wholly owned subsidiary of Enterprises and the combined company, Price Legacy, issued an aggregate of approximately 41,029,284 shares of Price Legacy Common Stock to the stockholders of Legacy and assumed Legacy's outstanding options. Pursuant to the Merger Agreement, each share of Legacy Common Stock was exchanged for 0.6667 of a share of Price Legacy Common Stock (the "Exchange Ratio"). The Price Legacy Common Stock will be traded on the American Stock Exchange ("AMEX") under the symbol "XLG." The Series A Preferred Stock will continue to trade on the Nasdaq National Market under the symbol "PRENP." The Legacy Common Stock was delisted from AMEX and will be deregistered under the Securities Exchange Act of 1934, as amended.

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                                                              PAGE 4 OF 8

                  Prior to the Merger, Legacy owned approximately 91.3% of the Price Legacy Common Stock, which served as collateral securing the Legacy Debentures and Legacy Notes (as defined below). In connection with the Merger and Consent Solicitation described below, these shares were cancelled.

                  Concurrently with the closing of the Merger was the completion of the previously announced $100 million investment by Warburg Pincus in Price Legacy (the "Warburg Investment"). Pursuant to the Securities Purchase Agreement, Price Legacy sold Warburg Pincus (a) 17,985,612 shares of the Series B Preferred Stock and (b) the Warrant. The Series B Preferred Stock is junior to the Series A Preferred Stock with respect to dividend, liquidation and other rights, and is convertible under certain conditions into Price Legacy Common Stock at $5.56 per share after 24 months from the date of issuance. The 9% coupon will be paid in kind with additional shares of Series B Preferred Stock for the first 45 months from issuance.

                  Immediately following the closing of the Warburg Investment, Price Legacy converted a Legacy promissory note of approximately $9.3 million (the "Legacy Promissory Note") payable to The Price Group LLC, a California limited liability company (the "Price Group"), into 1,681,142 shares of Series B Preferred Stock and a warrant (together with the Warrant, the "Warrants") to purchase 233,679 shares of Price Legacy Common Stock at an exercise price of $8.25 per share. The conversion of the Legacy Promissory Note was completed pursuant to a Conversion Agreement (the "Conversion Agreement"), effective as of April 12, 2001, among Enterprises, The Sol and Helen Price Trust, Warburg Pincus and Legacy.

                  Pursuant to the Securities Purchase Agreement and the Conversion Agreement, Price Legacy entered into the Registration Rights Agreement, by which it granted Warburg Pincus and the Price Group certain registration rights covering the Price Legacy Common Stock underlying the Series B Preferred Stock and the Warrants.

                  On September 18, 2001, Price Legacy announced that it had accepted for exchange the 9% Convertible Redeemable Subordinated Secured Debentures due 2004 (the "Legacy Debentures") and 10% Senior Redeemable Secured Notes due 2004 (the "Legacy Notes") of Legacy, pursuant to the terms of its exchange offer commenced on August 10, 2001 (the "Exchange Offer"). Price Legacy also announced that it obtained the requisite consent under the consent solicitation (the "Consent Solicitation") to release the collateral securing the Legacy Debentures and Legacy Notes. The Exchange Offer and Consent Solicitation expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted a total of approximately $30.4 million in principal amount of Legacy Debentures and $15.8 million in principal amount of Legacy Notes. All Legacy Debentures and Legacy Notes properly tendered and not withdrawn prior to the expiration of the Exchange Offer were accepted by Price Legacy. In exchange for the Legacy Debentures and Legacy Notes, Price Legacy issued an aggregate of approximately 3,080,754 shares of Series A Preferred Stock. Following the exchange of Legacy Debentures and Legacy Notes, Price Legacy has approximately 27,267,644 shares of Series A Preferred Stock outstanding.

                  On September 18, 2001, Price Legacy also announced that it had accepted for purchase the Price Legacy Common Stock, pursuant to the terms of its tender offer commenced on August 10, 2001 (the "Tender Offer"). The Tender Offer expired at 5:00 p.m., New York City time, on September 18, 2001. Price Legacy accepted for payment a total of approximately 761,990 shares of Price Legacy Common Stock (the "Tendered Shares"). All shares of Price Legacy Common Stock properly tendered and not withdrawn prior to the expiration of the Tender Offer were accepted by Price Legacy. Price Legacy paid a total of approximately $5.3 million in cash to acquire the Tendered Shares. Following the Merger, the purchase of the Tendered Shares and the cancellation of the shares of Price Legacy Common Stock held by Legacy, Price Legacy has approximately 40,772,179 shares of Price Legacy Common Stock outstanding. The cash consideration paid for the Tendered Shares was funded from Price Legacy's cash assets.

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                                                              PAGE 5 OF 8

                  Incorporated by reference as Exhibits 1, 2, 3, 4 and 5, respectively, are copies of (a) the Merger Agreement, (b) the Securities Purchase Agreement, (c) the Conversion Agreement, (d) the Registration Rights Agreement and (e) the form of Warrant.

                  (c)      Not applicable.

                  (d) Pursuant to the Merger Agreement and the Securities Purchase Agreement, Price Legacy's board of directors was increased from five to eight members, with Keene Wolcott, Reuben S. Leibowitz and Melvin L. Keating joining the existing directors Jack McGrory, James F. Cahill, Murray Galinson, Gary B. Sabin and Richard B. Muir.

                  (e)      Other than as described above, not applicable.

                  (f)      Other than as described above, not applicable.

                  (g) The Articles of Amendment and Restatement of Price Legacy were filed with the State Department of Assessments and Taxation of Maryland on September 18, 2001, which increased the authorized capital stock of Price Legacy, designated the Series B Preferred Stock, changed the name of Enterprises to Price Legacy and effected certain other changes agreed to by the parties. The Bylaws of Enterprises in effect immediately prior to the Merger are the Bylaws of Price Legacy.

                  (h)-(i)  Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated as follows:

                  (a) Legacy does not beneficially own any of the presently outstanding shares of Price Legacy Common Stock.

                  (b) Legacy does not have any power, sole or shared, to vote or direct the vote or to dispose or direct the disposition of any shares of Price Legacy Common Stock.

                  (c) On September 18, 2001, following completion of the Merger and the Consent Solicitation, Price Legacy cancelled the 12,154,289 shares of Price Legacy Common Stock beneficially owned by Legacy.

                  (d)      Not applicable.

                  (e) Legacy ceased to be the owner of more than five percent of the outstanding shares of Price Legacy Common Stock upon the cancellation of the shares of Price Legacy Common Stock beneficially owned by Legacy on September 18, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and restated as follows:

                  In connection with the Merger and Consent Solicitation, Legacy, Price Legacy and Wells Fargo Bank Minnesota, N.A. entered into a First Supplemental Indenture, dated as of September 18, 2001, with respect to the Legacy Debentures (the "Supplemental Indenture"), pursuant to which the Legacy Debentures are no longer

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                                                              PAGE 6 OF 8

secured obligations of Legacy and are now convertible into Price Legacy Common Stock, as adjusted to reflect the Exchange Ratio. Incorporated by reference as Exhibit 6 is a copy of the Supplemental Indenture.

                  Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Legacy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Legacy or any person named in Schedule I and any other person with respect to any securities of Price Legacy, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended to include the following information:

                  Exhibit 1(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

                  Exhibit 2(1) Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 3(2) Conversion Agreement, dated as of April 12, 2001, by and among Price Enterprises, Inc., The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Excel Legacy Corporation.

                  Exhibit 4(3) Registration Rights Agreement, dated as of September 18, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

                  Exhibit 5(1) Form of Common Stock Purchase Warrant issued to Warburg, Pincus Equity Partners, L.P. and The Price Group LLC.

                  Exhibit 6(4)      First Supplemental Indenture, dated as
                                    of September 18, 2001, by and among Excel
                                    Legacy Corporation, Price Legacy Corporation
                                    and Wells Fargo Bank Minnesota, N.A. with
                                    respect to the 9% Convertible Redeemable
                                    Subordinated Secured Debentures due 2004 of
                                    Excel Legacy Corporation.
     -----------

         (1) Incorporated by reference to Current Report on Form 8-K of Enterprises filed with the SEC on March 23, 2001.

         (2) Incorporated by reference to Quarterly Report on Form 10-Q/A of Enterprises filed with the SEC on May 24, 2001.

         (3) Incorporated by reference to Current Report on Form 8-K of Price Legacy filed with the SEC on September 19, 2001.

         (4) Incorporated by reference to Current Report on Form 8-K of Legacy filed with the SEC on September 19, 2001.


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                                                              PAGE 7 OF 8

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 2001                      EXCEL LEGACY CORPORATION


                                                By:       /s/ JAMES Y. NAKAGAWA
                                                         ----------------------
                                                         James Y. Nakagawa
                                                         Chief Financial Officer




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                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF EXCEL LEGACY CORPORATION

         The following table sets forth the name, business address and present principal employment of each director and executive officer of Excel Legacy Corporation. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                               BOARD OF DIRECTORS

NAME                           PRESENT PRINCIPAL EMPLOYMENT
----                           ----------------------------

Jack McGrory.................. Managing Director of The Price Group.  Mr.
                               McGrory's business address is 7979 Ivanhoe
                               Avenue, Suite 520, La Jolla, California 92037.

Gary B. Sabin................. Chief Executive Officer of each of Excel Legacy
                               Corporation and Price Legacy Corporation.

Richard B. Muir............... President and Chief Operating Officer of Excel
                               Legacy Corporation and Vice-Chairman of Price Legacy Corporation.

James F. Cahill............... Executive Vice President of The Price Entities.
                               Mr. Cahill's business address is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.



                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME                           PRESENT PRINCIPAL EMPLOYMENT
----                           ----------------------------
Mark T. Burton................ Senior Vice President--Acquisitions of each of
                               Excel Legacy Corporation and Price Legacy
                               Corporation.

S. Eric Ottesen............... Senior Vice President, General Counsel and
                               Secretary of each of Excel Legacy Corporation and Price Legacy Corporation.

James Y. Nakagawa............. Chief Financial Officer of Excel Legacy
                               Corporation and Chief Financial Officer and
                               Treasurer of Price Legacy Corporation.

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                                  EXHIBIT INDEX

Exhibit 1(1) Agreement and Plan of Merger, dated as of March 21, 2001, by and among Price Enterprises, Inc., PEI Merger Sub, Inc. and Excel Legacy Corporation.

Exhibit 2(1) Securities Purchase Agreement, dated as of March 21, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

Exhibit 3(2) Conversion Agreement, dated as of April 12, 2001, by and among Price Enterprises, Inc., The Sol and Helen Price Trust, Warburg, Pincus Equity Partners, L.P. and Excel Legacy Corporation.

Exhibit 4(3) Registration Rights Agreement, dated as of September 18, 2001, by and among Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.

Exhibit 5(1) Form of Common Stock Purchase Warrant issued to Warburg, Pincus Equity Partners, L.P. and The Price Group LLC.

Exhibit 6(4)      First Supplemental Indenture, dated as of September 18,
                  2001, by and among Excel Legacy Corporation, Price Legacy Corporation and Wells Fargo Bank Minnesota, N.A. with respect to the 9% Convertible Redeemable Subordinated Secured Debentures due 2004 of Excel Legacy Corporation.
     -----------

         (1) Incorporated by reference to Current Report on Form 8-K of Enterprises filed with the SEC on March 23, 2001.

         (2) Incorporated by reference to Quarterly Report on Form 10-Q/A of Enterprises filed with the SEC on May 24, 2001.

         (3) Incorporated by reference to Current Report on Form 8-K of Price Legacy filed with the SEC on September 19, 2001.

         (4) Incorporated by reference to Current Report on Form 8-K of Legacy filed with the SEC on September 19, 2001.